                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                          Alexander & Baldwin, Inc.
                 -------------------------------------------
                               (Name of Issuer)

                                 Common Stock
                 -------------------------------------------
                        (Title of Class of Securities)

                                  014482103
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 7 pages

SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

CUSIP No. 014482103                                                   13G

(1)   NAMES OF REPORTING PERSONS
      Southeastern Asset Management, Inc.                   I.D. No. 62-0951781

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                            (a) / /
                                                            (b) /X/

(3)   SEC USE ONLY

(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Tennessee

                                        :(5)  SOLE VOTING POWER
                                        :    (Discretionary Accounts)
                                        :     3,724,600 shares
OWNED BY EACH REPORTING PERSON
WITH                                    :(6)  SHARED or NO VOTING POWER
                                          Total - 1,069,600 shares
                                        :   Shared - 770,000 shares
                                            No Vote -299,600 shares

                                        :(7)  SOLE DISPOSITIVE POWER
                                        :    (Discretionary Accounts)
                                        :     4,011,000 shares

                                        :(8)  SHARED OR NO DISPOSITIVE
                                              POWER
                                          Total - 783,200 shares
                                        :      770,000 shares (Shared)
                                                13,200 shares (None)

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
         4,794,200 shares

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       10.3 %

(12)  TYPE OF REPORTING PERSON
      IA

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SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

CUSIP No. 014482103                                                    13G

(1)   NAMES OF REPORTING PERSONS
      O. Mason Hawkins                                     I.D. No. ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a) / /
                                                           (b) /X/

(3)   SEC USE ONLY

(4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Citizen of United States

                                        :(5)  SOLE VOTING POWER
                                        :    (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY           :     None
OWNED BY EACH REPORTING PERSON
WITH                                    :(6)  SHARED VOTING POWER

                                        :     None

                                        :(7)  SOLE DISPOSITIVE POWER

                                        :     None

                                        :(8)  SHARED DISPOSITIVE POWER

                                        :     None

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None  (See Item 3)

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%

(12)  TYPE OF REPORTING PERSON
      IN

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SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

Item 1.

     (a).  Name of Issuer:  Alexander & Baldwin, Inc.
           ("Issuer")

     (b).  Address of Issuer's Principal Executive Offices:

           822 Bishop Street
           Honolulu, HI 96813

Item 2.

     (a) and (b).  Names and Principal Business Addresses of Persons Filing:

         (1).  Southeastern Asset Management, Inc.
               860 Ridgelake Boulevard; Suite 301
               Memphis, TN 38120

         (2).  Mr. O. Mason Hawkins
               Chairman of the Board and C.E.O.
               Southeastern Asset Management, Inc.
               860 Ridgelake Boulevard; Suite 301
               Memphis, TN 38120

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Common Stock (the "Securities").

     (e). Cusip Number: 014482103

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc, as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the

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SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

        beneficial owner of any of the securities covered by this statement.

   (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern
        Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

   (a). Amount Beneficially Owned:
          4,794,200 shares

   (b). Percent of Class:
          10.3%

        Above percentage is based on 46,404,633 shares of Common Stock outstanding as reported in the Issuer's Proxy Statement dated March 7, 1994.

   (c). Number of shares as to which such person has:

        (i).   sole power to vote or to direct the vote:

               3,724,600 shares

        (ii).  shared power or no power to vote or to direct the vote:

               Total- 1,069,600 shares

               Shared Power - 770,000 shares. (Includes Securities owned by Southeastern Asset Management Value Trust, a series of Southeastern Asset Management Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, having two separate series or portfolios. Neither series owns 5% or more of the outstanding Securities).

               No Power To Vote - 299,600 shares

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SCHEDULE 13G -  Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

        (iii).  sole power to dispose or to direct the disposition of:

                  4,011,000 shares

        (iv).   shared or no power to dispose or to direct the disposition of:

                Total - 783,200 shares

                Shared - 770,000 shares. (Includes Securities owned by Southeastern Asset Management Value Trust, a series of Southeastern Asset Management Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940, having two separate series or portfolios. Neither Series owns 5% or more of the outstanding securities).

                None - 13,200 shares

Item 5.   Ownership of Five Percent or Less of a Class: N/A

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8.   Identification and Classification of Members of the Group: N/A

Item 9.   Notice of Dissolution of Group: N/A

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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SCHEDULE 13G - Alexander & Baldwin, Inc. ("Issuer")
Amendment No. 1

                                  Signatures
                                  ----------

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1994

                                        Southeastern Asset Management, Inc.



                                        By /s/ Charles D. Reaves
                                        ------------------------------
                                        Charles D. Reaves
                                        Vice President and General Counsel

                                        O. Mason Hawkins, Individually

                                           /s/ O. Mason Hawkins
                                        ------------------------------

                            Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Scheudle 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 6th day of May, 1994.

                                        Southeastern Asset Management, Inc.

                                        By /s/ Charles D. Reaves
                                        ------------------------------
                                        Charles D. Reaves
                                        Vice President & General Counsel

                                        O. Mason Hawkins, Individually

                                           /s/ O. Mason Hawkins
                                           ---------------------------



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